Exhibit 99.1

ALICO INC. ANNOUNCES THREE STRATEGIC ACQUISITIONS

Combined Entity Will Be the Largest Citrus Producer in the U.S.

December 3, 2014 — Fort Myers, Florida — Alico, Inc. (NASDAQ: ALCO, “Alico” or “the company”), an agriculture and natural resources company, today announced the acquisition of three Florida citrus producers for total consideration of approximately $363 million. These acquisitions will make Alico’s citrus division the largest citrus producer in the United States, with total pro forma 2014 production of 10 million boxes annually.

The acquisitions, based on 2014 performance, would have increased Alico’s Adjusted EBITDA from $21 million on a standalone basis to approximately $58 million on a pro forma basis, excluding the impact of anticipated synergies, which, when fully phased in, are expected to add approximately $5 million of incremental EBITDA annually. Similarly, the transactions would have increased Alico’s 2014 Adjusted Earnings per Share and Adjusted Free Cash Flow per Share from $1.00 and $0.96 on a standalone basis to approximately $2.77 and $3.31, respectively, on a pro forma basis, excluding anticipated synergies and one-time items.

“These transactions are transformative for our citrus business and represent a major step forward in our strategy to become a leading agriculture and natural resources company by identifying and executing on accretive growth opportunities,” said Clay Wilson, Chief Executive Officer of Alico. “We intend to continue to target attractive markets and establish leading positions in our different business lines where scale and expertise can generate strong returns for our investors.”

“With the support of our Board of Directors, we have taken these actions to meaningfully enhance our position in the citrus industry. We have done this by maintaining our focus on the return characteristics of each of our assets and, where appropriate, redeploying capital to seek higher returns,” said Hank Slack, Chairman of Alico’s Board of Directors. “We believe that what we have done in the citrus space can be replicated across our other business lines to further strengthen and grow the Alico franchise.”

The three acquisitions are: (1) certain assets and liabilities of Orange-Co, LP, (2) 734 Citrus Holdings, LLC, also known as Silver Nip Citrus, and (3) Gator Grove.

The Orange-Co assets include approximately 20,263 acres, which comprises one of the largest contiguous citrus grove properties in the state of Florida. The $274 million Orange-Co acquisition was financed with proceeds from Alico’s recently announced $97 million sale of its sugarcane assets and a portion of the proceeds from Alico’s new long-term debt facilities and related credit lines. The Orange-Co acquisition closed on December 2, 2014.

Silver Nip Citrus is comprised of approximately 7,434 acres. The $72 million Silver Nip Citrus acquisition will be financed with the rollover of its existing credit facilities totaling $43 million and the issuance of approximately 0.8 million shares of Alico common stock. The Silver Nip Citrus acquisition is expected to close in the first quarter of 2015. The closing of the Silver Nip Citrus acquisition is subject to the satisfaction and waiver of other customary conditions. 734 Investors, LLC, Alico’s majority shareholder, will seek the consent of a majority of its disinterested members to direct 734 Investors to approve the issuance of Alico common stock in the acquisition by written consent of its Alico shares. In connection with the Silver Nip Citrus acquisition, the company anticipates issuing additional shares of Alico common stock to the sellers at the end of the 2014/2015 citrus harvest season based on the net proceeds received from the sale of citrus fruit harvested on certain Silver Nip Citrus groves.

Gator Grove is comprised of approximately 1,241 acres contiguous to the Orange-Co property. The $16.6 million Gator Grove acquisition was financed with cash on hand and closed on September 23, 2014.

Pro forma for the closing of the transactions, net debt is expected to be approximately $232 million with a weighted average cost of 3.6 percent (based on current interest rates), and the company will have approximately 8.2 million fully diluted shares outstanding.

Transaction Highlights

Management believes that the acquisitions will yield significant benefits for the company and its shareholders, including:

Creates the largest citrus producer in the U.S. Pro forma for the transactions announced today, Alico’s citrus division will be the largest citrus producer in the U.S. The acquisitions increase the citrus division’s total net grove acres from approximately 10,900 acres on a standalone basis to approximately 32,600 acres on a pro forma basis (+199 percent increase), and increase total box production for the last twelve months ending September 30, 2014 from approximately 3.4 million boxes on a standalone basis to approximately 10.0 million boxes on a pro forma basis (+189 percent increase).

Significant increase in EBITDA and free cash flow. The acquisitions are expected to drive significant increases in Alico’s earnings and free cash flow. Pro forma for the acquisitions and anticipated synergies, Alico would have generated 2014 Adjusted EBITDA of approximately $63 million. Pro forma capital expenditures are estimated to be approximately $7.5 million annually, excluding growth initiatives and one-time items. Pro forma interest expense is estimated to be approximately $9 million annually. The acquisitions provide for the company to retain the earnings and cash flow from Orange-Co’s and Gator Grove’s 2014/2015 harvest, which is expected to be completed by June 2015. The sale of the company’s sugarcane assets and the subsequent reinvestment of the sale proceeds into the Orange-Co assets were structured as a 1031 like-kind exchange, deferring the recognition of any taxable gain on the recently announced sale. In addition, the tax attributes of the acquired assets are expected to substantially reduce taxable income for the 2015 fiscal year.

Highly attractive, long-term financing package. The company secured attractive long-term financing to fund the acquisitions and refinance existing indebtedness. The company’s new debt facilities are comprised of $182.5 million of fixed-rate and floating-rate funded term loans with a 15-year term and a weighted average cost of 3.5 percent (based on current interest rates), as well as a $70 million working capital facility and a $25 million revolving line of credit. Pro forma for the acquisitions, anticipated synergies and the related financing transactions, the company’s net debt-to-EBITDA will be approximately 3.7x and EBITDA-to-interest expense will be approximately 6.9x. After taking effect for these transactions, the company will have approximately $70 million of available liquidity.

Positions the company for long-term growth. The company is capitalized in a manner that management believes can support additional growth through the investment of free cash flow and additional balance sheet capacity. Management expects to continue to actively evaluate the company’s portfolio, maximize cash flow from existing assets, redeploy capital as appropriate, and establish leading positions in each of its core business lines.

Raymond James acted as financial advisor and provided a fairness opinion to the company with respect to the Orange-Co acquisition. Wachtell, Lipton, Rosen & Katz acted as legal counsel to the company with respect to the Orange-Co and Silver Nip Citrus acquisitions. Houlihan Lokey provided a fairness opinion to a special committee of disinterested members of the Board of Directors of Alico in connection with the Silver Nip Citrus acquisition.

Use of Non-GAAP Financial Measures

This press release discloses certain financial measures that are considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s financial performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. The company uses both Generally Accepted Accounting Principles (GAAP), and non-GAAP or adjusted financial measures, to evaluate and report the results of its business. A reconciliation of the non-GAAP financial measures to the comparable GAAP financial measure is available on the company’s home page at www.alicoinc.com at http://ir.stockpr.com/alicoinc/shareholder-information. As used herein, “GAAP” refers to the accounting principles generally accepted in the United States.

About Alico, Inc.

Alico is a holding company with assets and related operations in agriculture and natural resources. In addition to its citrus operations, Alico is currently involved in cattle ranching, water management, mining and other natural resources, including approximately 122,000 acres of agricultural assets (pro forma for the acquisitions) and 90,000 acres of mineral rights. In November 2013, 734 Investors, LLC acquired a controlling 51 percent stake in Alico. Subsequent to this investment, the company has executed on a strategy of optimizing assets and capital allocation. The company expects to continue this strategy by using its free cash flow and balance sheet capacity to execute additional acquisitions, where management believes it can add value and generate attractive returns for Alico’s shareholders.

Forward-Looking Statements

We provide forward-looking information in this release pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any statements in this release that are not historical facts are forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on our current expectations, estimates and projections about our business based, in part, on assumptions made by our management. These assumptions are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risk factors described in our Annual Report on Form 10-K for the year ended September 30, 2013 and our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”).

Additional Information About the Proposed Silver Nip Citrus Acquisition and Where to Find It

Investors and security holders are urged to carefully review and consider Alico’s public filings with the SEC, which may be obtained free of charge at Alico Inc.’s website at www.alicoinc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Alico by requesting them in writing to Alico Inc., 10070 Daniels Interstate Court, Suite 100, Fort Myers, FL 33913, Attention: Investor Relations, or by telephone at (239) 226-2000.

In connection with the proposed acquisition of Silver Nip Citrus, Alico will file with the SEC an information statement of Alico and certain other documents regarding the proposed acquisition. Investors and security holders of Alico are urged to carefully read the entire information statement, when it becomes available, because it will contain important information about the proposed acquisition. Information about the directors and executive officers of Alico and their ownership of Alico common stock is set forth in the definitive proxy statement for Alico’s 2014 annual meeting of shareholders, as previously filed with the SEC on January 24, 2014.

Press Contact

Ryan FitzGibbon

Prosek Partners

212-279-3115 ext. 213